Exhibit 99.1

BIOPHYTIS STRATEGIC UPDATE: JOINT VENTURE

REGISTRATION FILING SUBMITTED IN HONG KONG

Paris (France) and Cambridge (Massachusetts, U.S.), June 2, 2026, at 7:00 a.m CET. – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a pioneer in the development of transformative therapies impacting longevity, today announced the submission of the registration filing for its joint venture in Hong Kong with its Asian partners, including Ronghui Renhe Life Technology, a leading Chinese conglomerate primarily engaged in the manufacturing and distribution of healthcare products.

The joint-venture, named Biophytis Biopharmaceutical Holding LTD, is intended to accelerate the development and commercialization of BIO101 in sarcopenia across Asian markets. This milestone represents a significant and anticipated step in the implementation of Biophytis’ Asian development strategy, in line with the announcements made since the beginning of the year.

“The submission of this registration filing marks a key milestone in the execution of our Asian strategy. It reflects our commitment to establishing a long-term presence in this high-potential region. Biophytis Hong Kong will enable us, together with Ronghui Renhe, to strengthen our ability to make our therapeutic innovations accessible to a greater number of patients, particularly those affected by sarcopenia in China”, said Stanislas Veillet, CEO of Biophytis.

The official registration of the joint venture is expected within the coming days. In the following weeks, the respective contributions of the partners will be made, allowing completion of the transaction (the “Closing”). Biophytis SA will contribute to the joint venture its patents and a license to develop and commercialize BIO101 in China, Japan and South Korea, while the Asian partners will provide the first tranche of the total committed financing of $20 million, representing an initial payment of $3 million. This financing is intended to support the clinical and regulatory development of BIO101 in sarcopenia through marketing authorization in Asia.

The operational launch of the joint venture will take place immediately following the Closing, with a focus on three strategic priorities: preparing the Phase 3 clinical study of BIO101 in sarcopenia in Asia, submitting the regulatory applications required to initiate this study across the region, and recruiting dedicated local teams.

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About Ronghui Renhe

Ronghui Renhe Group is a healthcare conglomerate headquartered in Shenzhen, China, bringing together several subsidiaries active in the pharmaceutical industry, medical devices, dermocosmetics and healthcare equipment sectors, with a significant presence in pharmaceutical distribution and healthcare product manufacturing.

About Biophytis

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age- related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

Biophytis Contact

Investor relations

investors@biophytis.com

Media relations

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50